Exhibit 99.1

Trilogy International Partners Inc. Reports First Quarter 2017 Results

  Robust service revenue growth: Strong postpaid subscriber growth of 10% over the same period last year, contributing to a 10% increase in total service revenues for the quarter
  9% increase in blended wireless ARPU, led by a 7% increase in postpaid wireless ARPU compared to a year earlier
  Loss from continuing operations improved by 22%, up $3.2 million to ($11.3) million over Q1 2016
  Adjusted EBITDA grew 34% over prior year: Adjusted EBITDA margin was 26% in Q1, an increase from 22% over the first quarter of 2016
  Completed refinancing of Trilogy $450 million notes with new $350 million notes at 8.875%, reducing interest expense by approximately 50%.

BELLEVUE, Washington, May 11, 2017 (GLOBE NEWSWIRE) -- Trilogy International Partners Inc., (“TIP Inc.”), (TSX:TRL), an international wireless, fixed, and broadband telecommunications operator, today announced its unaudited financial and operating results for the first quarter ended March 31, 2017.

“Our New Zealand and Bolivian operations made gains in delivering on our core priorities for 2017: driving postpaid subscriber growth and data consumption as well as strong cash generation,” said Brad Horwitz, President and CEO of Trilogy International Partners. “Service revenues of $152 million increased 10% over 2016 driven by postpaid subscriber growth of 10% coupled with an increase in postpaid ARPU of more than 7%, or 3% excluding the impact of foreign currency. Demand for our data offerings continues to expand as data revenue now represents more than 50% of consolidated wireless service revenues. As a result, blended ARPU for Q1 was up more than 9% over last year.”

Loss from continuing operations improved by 22% over the same period. Adjusted EBITDA of $40 million for the consolidated business grew 34% compared to 2016 as operating leverage at 2degrees continues to improve.

“We’ve started the year off positively at both the operating and holdco level. As we have stated previously, our highest priority after closing our equity transaction with Alignvest in the first quarter was to refinance our $450 million senior notes, which carried a 13.375% interest rate. Last week we successfully completed a $350 million debt offering at an interest rate of 8.875%, which will reduce our interest expense by approximately 50%. Our improved capital structure provides a runway for organic growth and also provides flexibility and optionality as we consider M&A alternatives over time.”

 Consolidated Financial Highlights

		Three months ended March 31
	(US dollars in thousands unless otherwise noted)	2017	2016	% Chg

	Total revenues	190.7	175.8	8%

	Service revenues	151.7	137.3	10%

	Loss from continuing operations	(11.3)	(14.5)	-22%

	Adjusted EBITDA (1)	40.1	30.0	34%
	Adjusted EBITDA margin (1)	26%	22%	21%

	Cash provided by operating activities	4.6	0.1	nm
	nm – not meaningful
[1]	These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definition and a reconciliation with GAAP measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.

Strategic Highlights

Refinancing of Trilogy Senior Notes

TIP Inc. announced on May 2, 2017, that its subsidiaries, Trilogy International Partners LLC (“Trilogy LLC”) and Trilogy International Finance Inc. (the “Co-Issuer” and, together with Trilogy LLC, the “Issuers”), completed their private offering of $350 million aggregate principal amount of senior secured notes (the “New Notes”) previously announced on April 21, 2017. The New Notes bear interest at a rate of 8.875% per annum, were issued at 99.506% of their face amount and mature in 2022.

The Issuers applied the proceeds of this offering, together with cash on hand, to redeem and discharge all of their outstanding 13.375% senior secured notes due 2019 (the “Old Notes”) at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date of redemption and to pay fees and expenses related to this offering and the redemption. The Issuers issued a notice of redemption of the outstanding Old Notes and irrevocably deposited with the trustee under the Indenture for the Old Notes funds in an amount sufficient to pay and discharge the entire indebtedness (principal and interest) on the Old Notes to the June 2, 2017 redemption date.

Conference Call Information

Call Date: Thursday, May 11, 2017
Call Time: 1:00 p.m. (PT)

US Toll Free: 1-888-317-6016
Canada Toll Free: 1-855-669-9657
International Toll: 1-412-317-6016

Please ask the operator to be joined into the Trilogy International Partners (TRL) call.

Online info (audio only): http://www.trilogy-international.com/events-and-presentations
Live simulcast (listen only) available during the call. Participants should register on the website approximately 10 minutes prior to the start of the webcast.

A replay of the conference call will be available at approximately 3:00 p.m. (PT) the day of the live call. Replay dial-in access is as follows:

US Toll Free: 1-877-344-7529
Canada Toll Free: 1-855-669-9658
International Toll: 1-412-317-0088
Replay Access Code: 10105222

About Trilogy International Partners Inc.

TIP Inc. is the parent of Trilogy LLC, a wireless telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy LLC’s founders have an exceptional track record of successfully buying, building, launching and operating communication businesses in 15 international markets.

Trilogy LLC, together with its consolidated subsidiaries in New Zealand and Bolivia, is a provider of wireless voice and data communications including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. Trilogy LLC also provides fixed broadband communications to businesses and residential subscribers in New Zealand.

Trilogy LLC completed a transaction with Alignvest Acquisition Corporation (“AQX”) on February 7, 2017.  For accounting purposes, the transaction was treated as a “reverse acquisition” and recapitalization.  Trilogy LLC was considered the accounting acquirer and upon closing AQX was renamed TIP Inc. Accordingly, Trilogy LLC’s historical financial statements as of and for the periods ended prior to the acquisition became the historical financial statements of TIP Inc. prior to the date of the transaction.

Unless otherwise stated, the financial information provided here is for TIP Inc. as of March 31, 2017.

TIP Inc.’s head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA. Its common shares trade on the Toronto Stock Exchange under the ticker TRL and its warrants trade on the exchange under the ticker TRL.WT.

For more information, visit www.trilogy-international.com.

Business segments

TIP Inc.’s operating and reportable segments are New Zealand and Bolivia.  Segment information is regularly reported to our Chief Executive Officer (the chief operating decision-maker).  Each segment and the nature of its business is as follows:

Segment	Principal activities
Bolivia	Wireless telecommunications operations for Bolivian consumers and businesses.
New Zealand	Wireless telecommunications operations for New Zealand consumers and businesses; broadband network connectivity through our fiber network assets to support a range of voice, data, and networking for New Zealand consumers, businesses, and governments.

About this earnings release

This earnings release contains information about our business and performance for the three months ended March 31, 2017, as well as forward-looking information about our remaining fiscal 2017.  This discussion should be read together with supplementary information concurrently filed under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

The financial information included in this earnings release was prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).   In our discussion, we also use certain Non-GAAP financial measures to evaluate our performance.  See “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” for more information.

All dollar amounts are in United States dollars (“$” or “U.S.$”) unless otherwise stated and are unaudited. Amounts for subtotal, totals and percentage changes included in tables in this release may not sum or calculate using the numbers as they appear in the tables due to rounding. Differences between amounts set forth in the following tables and corresponding amounts in TIP Inc.’s quarterly financial statements as of and for the three months ended March 31, 2017 and related notes are a result of rounding. Information is current as of May 11, 2017 and was approved by TIP Inc.’s Board of Directors.  This earnings release includes forward-looking statements and assumptions.  See “About Forward-Looking Information” for more information.

Additional information relating to TIP Inc., including our annual financial statements, MD&A and other filings with Canadian securities commissions and the U.S. Securities and Exchange Commission are available on TIP Inc.’s website (www.trilogy-international.com) in the investor relations section and under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Consolidated Financial Results

	Three months March 31
(US dollars in millions unless otherwise noted)	2017	2016	% Chg

Revenues
New Zealand	124.1	106.4	17%
Bolivia	66.5	69.3	-4%
Unallocated Corporate & Eliminations	0.1	0.2	-51%
Total revenues	190.7	175.8	8%

Total service revenues	151.7	137.3	10%

Loss from continuing operations	(11.3)	(14.5)	-22%

Adjusted EBITDA
New Zealand	22.3	15.0	49%
Bolivia	20.7	17.9	16%
Unallocated Corporate & Eliminations	(2.9)	(2.9)	1%
Adjusted EBITDA (1)	40.1	30.0	34%
Adjusted EBITDA margin (1)	26%	22%	21%

Cash provided by operating activities	4.6	0.1	nm

Capital expenditures	12.9	25.7	-50%
Capital intensity	8%	19%	-55%

[1]	These are Non-GAAP measures and do not have standardized meanings under GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definition and a reconciliation with GAAP measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.

Results of Our Business Segments

New Zealand

Financial Results

	Three months ended March 31
(US dollars in millions unless otherwise noted)	2017	2016	% Chg

Revenues
Wireless service revenues	70.0	58.8	19%
Wireline service revenues	13.4	8.6	57%
Non-subscriber ILD and other revenues	2.6	2.1	25%
Service revenues	86.0	69.4	24%
Equipment sales	38.1	36.9	3%
Total revenues	124.1	106.4	17%

Adjusted EBITDA	22.3	15.0	49%
Adjusted EBITDA margin	26%	22%	20%

Capital expenditures	10.3	12.3	-16%
Capital intensity	12%	18%	-32%

Subscriber Results

	Three months ended March 31
(Thousands unless otherwise noted)	2017	2016	% Chg

Postpaid
Gross addition	17.0	21.4	-20%
Net additions	4.6	11.4	-60%
Total postpaid subscribers	376.9	324.1	16%
Prepaid
Net additions	5.2	9.9	-48%
Total prepaid subscribers	1,071.8	1,060.8	1%
Total wireless subscribers	1,448.7	1,384.8	5%

Wireline
Gross additions	7.9	6.8	15%
Net additions	4.9	5.5	-10%
Total wireline subscribers	60.6	33.0	84%
Total subscribers	1,509.3	1,417.8	6%

Monthly blended wireless ARPU ($, not rounded)	16.15	14.26	13%
Monthly postpaid wireless ARPU ($, not rounded)	37.34	34.36	9%
Blended wireless churn	2.8%	2.9%	nm
Postpaid churn	1.2%	1.2%	nm

Revenues

The 17% increase in total revenues was a result of

  Significant growth in wireless service revenues driven by a 16% increase in postpaid subscribers, coupled with a 9% increase in postpaid wireless ARPU;
  Strong wireline subscriber growth with the base increasing by 27.6 thousand, or 84%, over the same period last year; and
  Blended ARPU increasing 13% versus a year ago and 6% excluding the impact of foreign currency.

Adjusted EBITDA

The 49% increase in first quarter Adjusted EBITDA was a result of

  Continued margin benefit from the year over year growth of the postpaid subscriber base combined with increasing ARPU; partially offset by
  - Cost of service increasing by $4.4 million, mainly attributable to an increase in transmission expense associated with the growth of the broadband business, partially offset by a decline in national roaming expense due to the recent network coverage expansion; and
  - General and administrative expenses increasing by $4.5 million, primarily due to an increase in customer care staffing costs attributable to the first quarter launch of a new business support system, consulting expense and bad debt expense associated with the growth of the postpaid subscriber base.

Capital Expenditures

The $2 million, or 16% decrease, in first quarter capital expenditures was a result of timing as well as the national network expansion project and the development of a new business support system which occurred primarily in 2016.

Bolivia

Financial Results

	Three months ended March 31
(US dollars in millions unless otherwise noted)	2017	2016	% Chg

Revenues
Wireless service revenues	64.8	66.6	-3%
Non-subscriber ILD and other revenues	0.8	1.1	-30%
Service revenues	65.6	67.7	-3%
Equipment sales	0.9	1.6	-43%
Total revenues	66.5	69.3	-4%

Adjusted EBITDA	20.7	17.9	16%
Adjusted EBITDA as a % of service revenues	32%	26%	19%

Capital expenditures	2.5	13.3	-81%
Capital intensity	3.9%	19.7%	-80%

Subscriber Results

	Three months ended March 31
(Thousands unless otherwise noted)	2017	2016	% Chg

Postpaid
Gross additions	14.7	17.4	-16%
Net additions	0.5	6.6	-93%
Total postpaid subscribers	345.1	329.5	5%
Prepaid
Net losses	(8.3)	(64.4)	-87%
Total prepaid subscribers	1,800.6	1,910.0	-6%
Total subscribers	2,209.1	2,308.1	-4%

Monthly blended wireless ARPU ($, not rounded)	9.76	9.49	3%
Monthly postpaid wireless ARPU ($, not rounded)	22.75	22.29	2%
Blended wireless churn	5.7%	6.5%	nm
Postpaid churn	1.8%	1.8%	nm

Revenues

The 4% decrease in total revenues was primarily the result of voice and SMS revenues declining by $6.9 million, or 18%, partially offset by the impacts of

  Data revenues, excluding SMS, increasing by $6.0 million or 26%. Data revenues now represent 45% of total wireless service revenues, up from 35% during the same quarter last year; and
  Continued LTE adoption with 67.5 thousand additional users added during the quarter. LTE subscribers represent 290.7 thousand or 13.5% of the subscriber base at the end of the quarter.

Adjusted EBITDA

The 16% increase in Adjusted EBITDA was primarily due to

  Cost of service expense decreasing $2.3 million, or 9%, as interconnect costs declined due to lower voice usage; and
  Cost of equipment sales decreasing by $2.8 million, or 40%, due to the launch of an LTE handset promotion in Q1-2016 to stimulate demand for the newly launched LTE data service.

Capital Expenditures

The $11 million, or 81%, decrease in first quarter capital expenditures was a result of timing due to extended vendor renegotiations which occurred during the first quarter of 2017 for LTE overlay and network expansion projects. Capital expenditures are expected to increase for the remainder of 2017.

Review of Consolidated Performance

		Three months ended March 31
	(US dollars in millions except per share data)	2017	2016	% Chg

	Adjusted EBITDA (1)	40.1	30.0	34%
	Adjusted EBITDA Margin (1)	26%	22%	21%

	(Deduct) add:
	Finance costs (2)	(19.0)	(15.3)	24%
	Depreciation, amortization and accretion	(27.2)	(24.9)	10%
	Income tax expense	(2.7)	(2.1)	33%
	Other (3)	(2.5)	(2.3)	9%
	Loss from continuing operations	(11.3)	(14.5)	-22%

[1]	These are Non-GAAP measures and do not have standardized meanings under GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definition and a reconciliation with GAAP measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.

[2]	Finance costs includes interest expense and debt modification cost; for a breakout and description of these costs, see "Finance Costs" below.
[3]	Other includes the following: equity-based compensation, (gain) loss on disposal and abandonment of assets, acquisition and other nonrecurring costs and other, net.

Earnings per share

	(US dollars in millions except per share data)	Period February 7, 2017 through March 31, 2017

	Net (loss) attributable to Trilogy
	International Partners, Inc. (1)	(5.9)

	Weighted average common shares – basic and diluted (2)	42,501,813

	Net loss per share:
	Basic and Diluted	$(0.14)

[1]	These are partial period results due to the timing of the closing of the arrangement with Alignvest.
[2]	Excludes 39,334,917 Trilogy LLC Class C Units (including restricted units) which are redeemable into an equal number of TIP Inc. Common Shares along with 1,675,336 Common Shares that are subject to forfeiture if certain criteria are not met.

Finance costs

	Three months ended March 31
(US dollars in millions)	2017	2016	% Chg

Interest on borrowings, net of capitalized interest
New Zealand	2.6	2.7	-2%
Bolivia	0.2	0.0	nm
Corporate	16.2	12.6	29%
Total interest	19.0	15.3	24%

Interest expense

Interest expense increased $3.7 million for the three months ended March 31, 2017 compared to the same period in 2016, primarily driven by the higher interest rate on the $450 million Trilogy Notes due in 2019.  Subsequent to March 31, 2017, Trilogy refinanced and replaced these notes with the New Notes which will effectively reduce corporate annual interest expense by approximately half, from $60.2 million on an annualized basis to $31.1 million.

Depreciation, amortization and accretion

	Three months ended March 31
(US dollars in millions)	2017	2016	% Chg

New Zealand	15.6	13.5	15%
Bolivia	11.6	11.3	3%
Unallocated Corporate & Eliminations	0.0	0.0	nm
Total depreciation, amortization and accretion	27.2	24.9	10%

Depreciation, amortization and accretion increased by $2.4 million, or 10%, for the three months ended March 31, 2017 compared to the same period in 2016.

Income tax expense

Income tax expense increased $0.7 million, or 33%, for the three months ended March 31, 2017 compared to the same period in 2016, due to an increase in taxable income for Bolivia.

Other, net

Other, net expense decreased $1.1 million for the three months ended March 31, 2017 compared to the same period in 2016, primarily due to the gains on foreign currency transactions in New Zealand as a result of the positive impact from the changes in exchange rates between the New Zealand dollar and other currencies in which the transactions are denominated.

Managing our Liquidity and Financial Resources

Operating, investing and financing activities

	Three months ended March 31
(US dollars in millions)	2017	2016	% Chg

Net cash provided by (used in):
Operating activities	4.6	0.1	nm
Investing activities	(12.0)	13.2	-191%
Financing activities	173.1	(1.4)	nm
Net (decrease) increase in cash and cash equivalents	165.7	11.9	nm

Operating activities

Cash flow provided by operating activities increased by $4.6 million for the three months ended March 31, 2017 compared to the same period in 2016. This change is mainly due to favorable changes in certain working capital accounts, including a $3.2 million increase in cash proceeds from the sales of EIP receivables.

Investing activities

Cash flow used in investing activities increased by $25.3 million for the three months ended March 31, 2017 compared to same period in 2016, primarily due to reduced capital expenditures in Bolivia and New Zealand as network expansion and LTE buildout was more significant in the three months ended March 31, 2016.  In addition, in the same period in the prior year, Trilogy LLC received proceeds of $34.1 million from the sale of Trilogy Dominicana.

Financing activities

Cash flow provided by financing activities increased by $174.5 million in the three months ended March 31, 2017 compared to same period in 2016.  This change is primarily due to the proceeds from the equity issuance in connection with the transaction between Trilogy LLC and AQX that occurred on February 7, 2017 offset by payment of long term debt.

Non-GAAP Measures and Other Financial Measures; Basis of Presentation

In managing our business and assessing our financial performance, we supplement the information provided by the financial statements presented in accordance with GAAP with several customer-focused performance metrics and non-GAAP financial measures which are utilized by our management to evaluate our performance.  Although we believe these measures are widely used in the wireless industry, some may not be defined by us in precisely the same way as by other companies in the wireless industry, so may not be reliable ways to compare us to other companies. Adjusted EBITDA represents net income (loss) attributable to TIP Inc. excluding amounts for: income tax expense; interest and financing expense, net; depreciation, amortization and accretion; equity-based compensation; net income (loss) attributable to non-controlling interests; gain (loss) on impairment and disposal of assets; and all other non-operating income and expenses. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by service revenues. Adjusted EBITDA and Adjusted EBITDA Margin are common measures of operating performance in the telecommunications industry. We believe Adjusted EBITDA and Adjusted EBITDA Margin are helpful measures because they allow us to evaluate our performance by removing from our operating results items that do not relate to our core operating performance. The presentation of Adjusted EBITDA and Adjusted EBITDA Margin are not measures of financial performance under GAAP and should not be considered in isolation or as a substitute for consolidated net income (loss) attributable to Trilogy LLC, the most closely analogous GAAP measure. Adjusted EBITDA and Adjusted EBITDA Margin are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Reconciliation of Adjusted EBITDA and EBITDA Margin

	Three months ended March 31
(US dollars in millions)	2017	2016	% Chg

Loss from continuing operations	(11.3)	(14.5)	-22%

Add:
Interest expense	19.0	15.3	24%
Depreciation, amortization and accretion	27.2	24.9	10%
Income tax expense	2.7	2.1	33%
Other, net	0.8	1.9	-60%
Equity-based compensation	0.5	0.2	201%
Loss on disposal and abandonment of assets	0.1	0.2	-36%
Acquisition and other nonrecurring costs	1.1	-	nm
Adjusted EBITDA	40.1	30.0	34%
Adjusted EBITDA Margin	26%	22%	21%

Other Information

Consolidated financial results – quarterly summary

TIP Inc.’s operating results generally vary from quarter to quarter because of changes in general economic conditions and seasonal fluctuations, among other things, in each of TIP Inc.’s operations and business segments. Different products and subscribers have unique seasonal and behavioral features. Accordingly, one quarter’s results are not predictive of future performance.

Fluctuations in net income from quarter to quarter can also result from losses on the repayment of debt, foreign exchange gains or losses, changes in the fair value of derivative instruments, other income and expenses, impairment of assets, and changes in income taxes.

The following table shows selected quarterly financial information prepared in accordance with U.S. GAAP.

		For the quarter ended
		2017	2016				2015
	(US dollars in millions, except per unit)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

	Service revenues	151.7	154.1	150.3	143.0	137.3	137.7	131.2	135.7
	Equipment sales	39.0	58.8	41.2	40.2	38.6	44.9	30.4	40.4
	Total revenues	190.7	213.0	191.5	183.2	175.8	182.6	161.7	176.1
	Operating expenses	(179.5)	(197.4)	(179.8)	(175.1)	(171.1)	(174.8)	(151.9)	(166.2)
	Operating income	11.2	15.5	11.7	8.0	4.8	7.8	9.8	10.0
	Interest expense	(19.0)	(18.3)	(18.4)	(17.0)	(15.3)	(16.1)	(14.9)	(15.8)
	Debt modification costs	-	-	-	(3.8)	-	-	-	-
	Other, net	(0.8)	2.8	(2.0)	0.9	(1.8)	(0.9)	(1.1)	(1.9)
	Loss from continuing operations before income taxes	(8.6)	0.1	(8.7)	(11.9)	(12.4)	(9.1)	(6.3)	(7.7)
	Income tax expense	(2.7)	(0.1)	(3.0)	(2.5)	(2.1)	(2.1)	(3.5)	(4.3)
	Loss from continuing operations	(11.3)	(0.0)	(11.7)	(14.4)	(14.5)	(11.2)	(9.8)	(12.0)
	Gain (loss) on discontinued operations, net of taxes	-	-	-	(0.0)	50.3	(3.3)	(2.6)	(2.4)
	Net income (loss)	(11.3)	(0.0)	(11.8)	(14.3)	35.9	(14.5)	(12.3)	(14.4)
	Net (income) loss attributable to noncontrolling interests and prior controlling interest	5.4	(0.0)	(11.8)	(14.3)	35.9	(14.5)	(12.3)	(14.4)
	Net loss attributable to TIP Inc.	5.9	-	-	-	-	-	-	-
	Net loss attributable to TIP Inc. per share (1):
	Basic and Diluted	(0.14)

[1]	Earnings per share amounts have not been presented for any period prior to the consummation of the Arrangement, as the total net income (loss) of Trilogy LLC prior to February 7, 2017 was attributable to the noncontrolling interests or prior controlling interest.

Supplementary Information

Consolidated Statements of Income

	Three months ended March 31
(US dollars in millions)	2017	2016

Revenues
Wireless service revenues	134.8	125.4
Wireline service revenues	13.4	8.6
Equipment sales	39.0	38.6
Non-subscriber international long distance and other revenues	3.5	3.4
Total revenues	190.7	175.8

Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	54.5	52.4
Cost of equipment sales	43.2	45.2
Sales and marketing	24.1	23.9
General and administrative	30.3	24.5
Depreciation, amortization and accretion	27.2	24.9
Loss on disposal and abandonment of assets	0.1	0.2
Total operating expenses	179.5	171.1
Operating income	11.2	4.8

Other expenses
Interest expense	(19.0)	(15.3)
Other, net	(0.8)	(1.9)
Total other expenses, net	(19.8)	(17.2)
Loss from continuing operations before income taxes	(8.6)	(12.4)

Income tax expense	(2.7)	(2.1)
Loss from continuing operations	(11.3)	(14.5)

Gain from discontinued operations, net of tax	-	50.3
Net (loss) income	(11.3)	35.8

Less: Net loss (income) attributable to noncontrolling interest and former controlling interest	5.4	(35.8)
Net loss attributable to Trilogy International Partners Inc.	(5.9)	-

Comprehensive (loss) income:
Net (loss) income	(11.3)	35.8
Foreign currency translation adjustments	1.7	1.2
Net gain on derivatives	0.1	0.2
Other comprehensive income	1.8	1.4
Comprehensive (loss) income	(9.5)	37.3

Comprehensive loss (income) attributable to noncontrolling interests and former controlling interest	1.8	(37.3)
Comprehensive loss attributable to Trilogy International Partners Inc.	(7.7)	-

Consolidated Statements of Financial Position

	March 31,	December 31,
(US dollars in millions)	2017	2016

ASSETS
Current assets:
Cash and cash equivalents	187.3	21.2
Accounts receivable, net	66.6	71.3
Equipment Installment (“EIP”) receivables, net	18.4	20.2
Inventory	24.4	20.4
Prepaid expenses and other current assets	28.1	27.2
Total current assets	324.8	160.3

Property and equipment, net	385.2	393.6
License costs and other intangible assets, net	109.4	113.1
Goodwill	9.4	9.3
Long-term equipment installment plan (“EIP”) receivables	8.4	12.7
Other assets	21.3	17.3
Total assets	858.4	706.2

LIABILITIES, MEZZANINE EQUITY, AND SHAREHOLDERS’ EQUITY / MEMBERS’ DEFICIT
Current liabilities:
Accounts payable	31.1	45.8
Construction accounts payable	15.6	17.9
Current portion of debt	6.2	8.8
Customer deposits and unearned revenue	21.2	22.7
Other current liabilities and accrued expenses	147.2	128.8
Total current liabilities	221.4	224.0

Long-term debt	575.0	591.2
Deferred income taxes	3.5	2.7
Other non-current liabilities	37.8	37.2
Total liabilities	837.6	855.1

Total shareholders’ equity/members’ deficit	20.8	(245.8)

Total liabilities, mezzanine equity and shareholders’ equity/members' deficit	858.4	706.2

Consolidated Statements of Cash Flows

		Three months ended March 31
	(US dollars in millions)	2017	2016

	Operating activities:
	Net income (loss)	(11.3)	35.8
	Adjustments to reconcile net income (loss) to net cash provided by operating activities:
	Provision for doubtful accounts	2.8	2.0
	Depreciation, amortization and accretion	27.2	24.9
	Equity-based compensation	0.5	0.2
	Loss on disposal and abandonment of assets	0.1	0.2
	Non-cash interest expense, net	1.3	1.4
	Settlement of cash flow hedges	(0.6)	(0.5)
	Debt modification costs	-	-
	Non-cash loss from change in fair value on cash flow hedges	0.7	1.8
	Unrealized (gain) loss on foreign exchange transactions	1.2	(0.2)
	Deferred income taxes	0.7	0.1
	Gain on disposal of discontinued operations	-	(52.8)
	Changes in operating assets and liabilities:
	Accounts receivable	1.8	3.2
	EIP receivable	6.9	(0.7)
	Inventory	(3.9)	2.1
	Prepaid expenses and other current assets	(8.5)	(1.6)
	Other assets	(4.6)	0.2
	Accounts payable	(13.1)	(11.8)
	Other current liabilities and accrued expenses	5.0	(4.6)
	Customer deposits and unearned revenue	(1.7)	0.4
	Net cash provided by operating activities	4.6	0.1

	Investing activities:
	Purchase of property and equipment	(12.9)	(25.9)
	Proceeds from the sale of Trilogy Dominicana, net of cash sold of $875	-	34.1
	Changes in restricted cash and other	0.8	5.0
	Net cash (used in) provided by investing activities	(12.0)	13.2

	Financing activities:
	Proceeds from equity issuance, net of issuance costs	199.3
	Payments of debt	(56.2)	(24.1)
	Proceeds from debt	34.5	22.7
	Capital contributions from members	1.4	-
	Payment of financed license obligations	(4.4)	-
	Purchase of shares from noncontrolling interests	(1.4)	-
	Net cash provided by (used in) financing activities	173.1	(1.4)

	Net increase in cash and cash equivalents	165.7	11.9
	Cash and cash equivalents, beginning of quarter (1)	21.2	65.0
	Effect of exchange rate changes	0.4	-
	Cash and cash equivalents, end of quarter	187.3	76.9

[1]	Includes cash and cash equivalents reclassified to assets held for sale of $1,142 as of January 1, 2016.

About Forward-Looking Information

Forward-looking information and statements

This presentation contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America.  Forward-looking information and forward–looking statements may relate to our future outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “estimates”, “plans”, “targets”, “expects” or “does not expect”, “an opportunity exists”, “outlook”, “prospects”, “strategy”, “intends”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, estimates, projections or other characterizations of future events or circumstances contain forward-looking information and statements.

Forward-looking information and statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information and statements may not be appropriate for other purposes. Forward-looking information and statements contained in this presentation are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. These opinions, estimates and assumptions include but are not limited to: general economic and industry growth rates; currency exchange rates and interest rates; product pricing levels and competitive intensity; income tax; subscriber growth; pricing, usage, and churn rates; changes in government regulation; technology deployment; availability of devices; timing of new product launches; content and equipment costs; vendor and supplier performance; the integration of acquisitions; industry structure and stability; data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources. Despite a careful process to prepare and review the forward-looking information and statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Numerous risks and uncertainties, some of which may be unknown, relating to TIP Inc.’s business could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking information and statements. Among such risks and uncertainties, are those that relate to: TIP Inc.’s history of losses; TIP Inc.’s ability to refinance its indebtedness; TIP Inc. and Trilogy LLC’s status as holding companies; TIP Inc.’s significant level of indebtedness and the refinancing, default and other risks, as well as limits, restrictive covenants and restrictions resulting therefrom; TIP Inc.’s ability to incur additional debt despite its indebtedness level; the risk that TIP Inc.’s or Trilogy LLC’s credit ratings could be downgraded; TIP Inc. having insufficient financial resources to achieve its objectives; risks associated with any potential acquisition, investment or merger; the significant political, social, economic and legal risks of operating in Bolivia; TIP Inc.’s operations being in markets with substantial tax risks and inadequate protection of shareholder rights; the need for spectrum access; the regulated nature of the industry in which TIP Inc. participates; the use of “conflict minerals” and the effect thereof on manufacturing of certain products, including handsets; anti-corruption compliance; intense competition; lack of control over network termination, roaming and international long distance revenues; rapid technological change and associated costs; reliance on equipment suppliers; subscriber “churn” risks, including those associated with prepaid accounts; the need to maintain distributor relationships; TIP Inc.’s future growth being dependent on innovation and development of new products; security threats and other material disruptions to TIP Inc.’s wireless networks; the ability of TIP Inc. to protect subscriber information; health risks associated with handsets; litigation, including class actions and regulatory matters; fraud, including device financing, customer credit card, subscription and dealer fraud; reliance on management; risks associated with the minority shareholders of TIP Inc.’s subsidiaries; general economic risks; natural disasters including earthquakes; foreign exchange and interest rate changes; currency controls; interest rate risk; TIP Inc.’s ability to utilize carried forward tax losses; TIP Inc.’s payment of dividends; tax related risks; TIP Inc.’s dependence on Trilogy LLC to pay taxes and other expenses; Trilogy LLC may be required to make distributions to TIP Inc. and the other owners of Trilogy LLC; differing interests among TIP Inc. and Trilogy LLC’s equity owners; volatility of TIP Inc.’s common shares; dilution of TIP Inc.’s common shares; market coverage; TIP Inc.’s internal controls over financial reporting; new laws and regulations; and risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information and statements in this presentation, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information in this presentation.  Please see our continuous disclosure filings available under TIP Inc.’s profile at www.sedar.com and at www.sec.gov for information on the risks and uncertainties associated with our business.

Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this presentation represent our expectations as of the date of this presentation or the date indicated, regardless of the time of delivery of the presentation. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Investment Relations Contacts

Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.com
Vice President, Investor Relations & Corporate Development

Erik Mickels
425-458-5900
Erik.Mickels@trilogy-international.com
Chief Financial Officer

Media Contact

Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.com
Vice President, Investor Relations & Corporate Development